Filed by American Axle & Manufacturing Holdings, Inc.
(Commission File No. 1-14303)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Metaldyne Performance Group Inc.
(Commission File No: 1-36774)

November 3, 2016

Dear [Customer]:

We are pleased to announce that AAM has entered into a definitive agreement to acquire Metaldyne Performance Group (MPG).  The combination brings together two highly complementary businesses and forms a premier global Tier 1 automotive supplier with broad capabilities across driveline, drivetrain and powertrain product lines.

By combining AAM and MPG’s industry expertise, capabilities and resources, the new company will be well positioned to deliver significant value to our customers with the ability to offer comprehensive integrated solutions from engine to driveline that addresses the key megatrends of light-weighting, fuel efficiency and vehicle safety and performance.

Until the transaction closes, both companies will continue to operate separately as they do today. Running the business and maintaining our standards of quality with our products and flawless and anonymous launch performance in support of our customers programs remains our top priority. We will continue to provide our customers with the same innovative products and excellent support they have come to expect from AAM.

We look forward to our continued partnership. If you have any other questions, please contact our AAM sales team.

Best regards,

David C. Dauch
Chairman & Chief Executive Officer

Important Information for Stockholders and Investors

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of AAM or MPG.  Subject to future developments, AAM will file a joint proxy statement/prospectus with the SEC in connection with the proposed transaction.  Investors are urged to read the joint proxy statement/prospectus and other documents filed by AAM with the SEC in connection with the proposed transaction when they become available, as these documents will contain important information.  Those documents, if and when filed, as well as AAM’s other public filings with the SEC, may be obtained without charge at the SEC’s website at http://www.sec.gov and at AAM’s website at http://www.aam.com.  Investors may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from AAM by directing a request to American Axle & Manufacturing, Inc., One Dauch Drive, Detroit, Michigan 48211, USA, Attention: Investor Relations, Telephone: +1 313-758-2404.

Participants in Solicitation

AAM and its directors, executive officers and other members of its management and employees may be deemed to be participants in a solicitation of proxies from its stockholders in connection with the proposed transaction.  Information regarding AAM’s directors and executive officers is available in AAM’s proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on March 24, 2016.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  These documents can be obtained free of charge from the sources indicated above.